Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE

IRIDEX Corporation Announces Preliminary Results of its Tender Offer

Mountain View, Calif., December 10, 2012 — IRIDEX Corporation (Nasdaq: IRIX) announced today the preliminary results of its tender offer to purchase up to 487,500 shares of its common stock at a purchase price of $4.10 per share, which expired at 5:00 p.m., New York City time, on Friday, December 7, 2012. Based on the preliminary count by Computershare Inc., the depositary for the tender offer, an aggregate of 1,447,141 shares of common stock were properly tendered and not withdrawn, including 14,060 shares that were tendered through notice of guaranteed delivery.  Accordingly, IRIDEX expects to accept for purchase an aggregate of 487,500 shares of its common stock at a purchase price of $4.10 per share.  These shares represent approximately 5.5 percent of IRIDEX’s currently issued and outstanding shares of common stock.

Because the tender offer was oversubscribed, the number of shares that IRIDEX will purchase from each tendering stockholder will be pro-rated.  Based upon the preliminary count by the depositary, IRIDEX estimated that the pro-ration factor will be approximately 33.6%, assuming all shares tendered through notice of guaranteed delivery procedures are properly delivered, or approximately 34%, excluding all shares tendered pursuant to guaranteed delivery procedures.  The number of shares properly tendered and not withdrawn and the pro-ration factor are preliminary and are subject to: confirmation by the depositary of the proper delivery of the shares properly tendered and not withdrawn and the impact of odd-lot tenders.  The actual number of shares properly tendered and not withdrawn and the pro-ration factor will be announced following the completion of the confirmation process.  Payment for the shares accepted for purchase and return of all other shares tendered will occur promptly thereafter.  Payment for shares will be made in cash, without interest.

The tender offer was made pursuant to an Offer to Purchase, dated November 7, 2012, as amended by Amendment No. 1 to the Offer to Purchase, dated November 13, 2012, and Letter of Transmittal, dated November 7, 2012, filed with the Securities and Exchange Commission.

The information agents are The Proxy Advisory Group, LLC and Allen & Caron Inc., and the depositary is Computershare Inc.  For questions and information, please call the information agents toll-free at (888) 740-7130.

Forward-Looking Statements

This press release contains forward-looking statements, as defined under the federal securities laws.  These forward-looking statements include statements regarding IRIDEX’s expectation regarding the number of shares to be purchased, the pro-ration factor and the completion of the tender offer and payment for the shares.  These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, the pro-ration factor and the timing for the completion of the tender offer and payment for the shares to differ materially and adversely from the number expressed in the forward-looking statements in this press release.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to IRIDEX’s expectations as of the date hereof.  IRIDEX undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations Contact:

Jim Mackaness	Matt Clawson
CFO & COO	Allen & Caron
650-940-4700	949-474-4300
matt@allencaron.com